news release

ArcelorMittal Announces Early Tender Results of its Offer to Purchase Any and All of ArcelorMittal USA’s USD 6.500% Notes due 2014

Luxembourg, July 1, 2013 — ArcelorMittal (the “Company” or “ArcelorMittal”) and ArcelorMittal USA LLC (“AM USA” and together with ArcelorMittal, the “Offerors”) today announced the early tender results of the tender offer (the “Offer”) to purchase for cash any and all of AM USA’s 6.500% Notes due 2014 (the “Notes”), which was previously announced on June 17, 2013.

The Offer is being made pursuant to an offer to purchase dated June 17, 2013 (the “Offer to Purchase”), which sets forth a more comprehensive description of the terms of the Offer.  Capitalized terms used but not otherwise defined in this press release shall have the meanings given to them in the Offer to Purchase.

The Early Tender Time (June 28, 2013) for Notes validly tendered pursuant to the Offer has now passed.   Notes that were validly tendered prior to such time pursuant to the Offer and are accepted for payment by the Offerors will be entitled to receive the Total Consideration, which is inclusive of the Early Participation Amount, plus Accrued Interest. Holders whose Notes are accepted for purchase and who validly tender their Notes after the Early Tender Time but at or prior to the Expiration Time will be eligible to receive the Tender Consideration, which is the Total Consideration minus the Early Participation Amount, plus Accrued Interest. The Early Settlement Date (for Notes validly tendered prior to the Early Tender Time and accepted for purchase by the Offerors) is expected to be July 1, 2013, unless extended. The Expiration Time for Notes validly tendered pursuant to the Offer is 11:59 p.m., New York City time, on July 15, 2013 (unless extended or earlier terminated).  The Final Settlement Date (for Notes validly tendered after the Early Tender Time and accepted for purchase by the Offerors) is expected to be July 16, 2012, unless extended.

The table below sets forth information with respect to the Notes and the Offer as well as the aggregate principal amount of Notes that were validly tendered and not validly withdrawn prior to 11:59 p.m., New York City time, on June 28, 2013.

Issuer	Title of Security	CUSIP/ISIN	Outstanding Principal Amount	Total Consideration		Aggregate Principal Amount Tendered as of 11:59 p.m., New York City time, June 28, 2013
				Dollars per $1,000 Face Amount	Early Participation Amount(1)
ArcelorMittal USA LLC	6.500% Notes due April 15, 2014	460377AB0/ US460377AB08	U.S.$500,000,000	$1,038.75	$50.00	$310,683,000

(1) Per $1,000 principal amount of Notes tendered, in U.S. dollars.

The Withdrawal Deadline (June 28, 2013) for the Offer has now passed.  Notes already tendered pursuant to the Offer may no longer be withdrawn, and any other Notes tendered prior to the Expiration Time may not be withdrawn.

ArcelorMittal and AM USA are making the Offer in order to retire all or a portion of the Notes prior to their maturity. The Company’s offer for the Notes reflects its robust liquidity position and forms part of its proactive approach to managing its debt maturity profile, reducing gross debt and optimizing interest costs.

The obligation of ArcelorMittal and AM USA to accept for purchase, and to pay for the Notes validly tendered pursuant to the Offer, is conditioned upon the satisfaction or, where applicable, waiver by ArcelorMittal and AM USA of a number of conditions described in the Offer to Purchase. ArcelorMittal and AM USA reserve the right, in their sole discretion, to waive any one or more of the conditions to the Offer at any time.

The Offer is not contingent upon the tender of any minimum principal amount of Notes.

J.P. Morgan Securities LLC has been appointed to serve as the dealer manager for the Offer.  D.F. King & Co., Inc. has been retained to serve as the information agent and tender agent.

For additional information regarding the terms of the Offer, please contact J.P. Morgan Securities LLC at +1 (866) 834-4666 (toll free within U.S.) or collect at: +1 (212) 834-2452.  Requests for documents and questions regarding the tender of Notes may be directed to D.F. King & Co., Inc. toll free at +1 (800) 758-5378 or collect at +1 (212) 269-5550.

Copies of the Offer to Purchase may be obtained at no charge from D.F. King & Co., Inc.

None of ArcelorMittal, AM USA, the dealer manager, the information agent or the tender agent makes any recommendation as to whether any holder of the Notes should tender or refrain from tendering all or any portion of the principal amount of the Notes.

This press release is neither an offer to purchase nor a solicitation to buy any Notes nor is it a solicitation for acceptance of the Offer. The Offerors are making the Offer only by, and pursuant to the terms of, the Offer to Purchase.  The Offer is not being made to (nor will tenders of Notes be accepted from or on behalf of) holders of Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. This announcement must be read in conjunction with the Offer to Purchase.

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United Kingdom.  The communication of the Offer to Purchase and any other documents or materials relating to the Offer is not being made, and such documents and/or materials have not been approved, by an authorised person for the purposes of section 21 of the Financial Services and Markets Act 2000 (the “FSMA”). Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials is exempt from the restriction on financial promotions under section 21(1) of the FSMA on the basis that it is only directed at and may only be communicated to (1) those persons who are existing members or creditors of the Offerors or other persons within Article 43(2) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); (2) persons who fall within Article 49 of the Order (“high net worth companies, unincorporated associations etc.”); or (3) any other persons to whom such documents and/or materials may lawfully be communicated in circumstances in which section 21(1) of the FSMA does not apply to the Offerors.  Any investment or investment activity to which the Offer to Purchase relates is available only to such persons or will be engaged only with such persons and other persons should not rely on it.

France.  The Offer is not being made, directly or indirectly, to the public in the Republic of France. Neither the Offer to Purchase nor any other documents or offering materials relating to the Offer have been or shall be distributed to the public in France and only (i) providers of investment services relating to portfolio management for the account of third parties (personnes fournissant le service d’investissement de gestion de portefeuille pour compte de tiers) and/or (ii) qualified investors (investisseurs qualifiés), acting for their own account, other than individuals, all as defined in, and in accordance with, Articles L.411-1, L.411-2 and D.411-1 of the French Code monétaire et financier, are eligible to participate in the Offer. The Offer to Purchase has not been submitted to the clearance procedures (visa) of the Autorité des marchés financiers.

Italy.  Neither of the Offer to Purchase nor any other documents or materials relating to the Offer have been or will be submitted to the clearance procedure of the Commissione Nazionale per le Società e la Borsa (“CONSOB”) pursuant to Italian laws and regulations. The Offer to Purchase is being carried out in the Republic of Italy (“Italy”) as an exempted offer pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of 24 February 1998, as amended (the “Financial Services Act”) and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of 14 May 1999, as amended.

Holders or beneficial owners of the Notes that are resident or located in Italy can tender their Notes for purchase through authorized persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with the Financial Services Act, CONSOB Regulation No. 16190 of 29 October 2007, as amended from time to time, and Legislative Decree No. 385 of 1 September 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority. Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Notes or the Offer to Purchase.

Canada.  The materials relating to the Offer do not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. Any offer or solicitation in Canada must be made through a dealer that is appropriately registered under the laws of the applicable province or territory of Canada, or pursuant to an exemption from that requirement.